William S. Johnson
Vice President & Chief Financial Officer

November 9, 2010

VIA OVERNIGHT MAIL AND FACSIMILE

U. S. Securities and Exchange Commission
Washington, DC  20549
Attention:  Brian Cascio, Accounting Branch Chief

Re:           Cabot Microelectronics Corporation
Form 10-K for the fiscal year September 30, 2009
Filed November 24, 2009
File No. 000-30205
Your Letter of October 26, 2010

Dear Mr. Cascio:

Cabot Microelectronics Corporation (“we”, “Company”) is in receipt of your comment letter dated October 26, 2010 (“Follow-up Comment Letter”), in response to the Company’s Response of October 4, 2010 (“Response”) to the SEC’s original Comment Letter of August 31, 2010 (“Comment Letter”).  First, we appreciate your asking for additional information regarding the answer we provided in the Response regarding prior comment 15 of the Comment Letter.  This is our response to the Follow-up Comment Letter.  For ease of reference, we have copied your comment before our response.

Item 11. Executive Compensation, page 78

SEC Comment:

We continue to evaluate your response to prior comment 15.  Please expand your response to analyze how disclosure of the 2009 targets on a historical basis would result in competitive harm.  For instance, what “extrapolations” about present or future strategy would your competitors gain from disclosure on a historic basis of the five 2009 targets either on a stand-alone basis or in conjunction with disclosure of prior year targets.  Explain why you believe that competitors would not independently learn about your strategies from your historical financials or their participation in the market place.  Similarly, please tell us how your customers and suppliers would use the 2009 target information to your detriment.  We may have further comment after reviewing your response.

Response:

Industry Background

As stated in greater detail in our original Response, we are the worldwide leader in the highly specialized field of chemical mechanical planarization (CMP) slurries supplied to the semiconductor industry. As a United States public company, we provide significant financial and operational information through our SEC disclosures, and the information disclosed largely relates directly to our CMP slurry business, as it comprised approximately 84 percent of our total revenue in fiscal year 2010. In contrast, our competitors are small divisions of much larger corporations, or private joint ventures, and/or foreign companies, and as such, are not subject to the same public disclosure requirements as we are, and do not generally disclose any information about their CMP slurry businesses.  Thus, our competitors can develop a much greater understanding of our slurry business, including our revenue growth, cost structure, capital investment activity, and financial performance, than our Company can of our competitors.

How Our Competitors Can Extrapolate from Our Fiscal 2009 Targets, even on a Historical Basis, To Harm us Competitively

As our Response sets forth, our performance targets for a given year express the specific strategies we have set; they are proprietary, material goals of our Company and we do not disclose those strategic details.  We develop these specific goals each year from a detailed several month research and modeling process of gathering data about our industry, our business, our customers and our competitors, and from this data analyzing and deciding where we should specifically set our aspirations – our performance targets – for the coming year, based on what we and our Board of Directors believe are most appropriate for our business. Like the other elements of our strategic planning and budgeting process, these performance targets are never disclosed.  These performance targets – for fiscal year 2009, revenue, gross profit margin, earnings per share, etc. – are based on our proprietary strategy, and are distinct from and frequently differ from our actual disclosed results at the end of a fiscal year, which are determined by a number of factors including external market and economic factors, whether as “micro” as the loss or win of a customer for a specific product, or the achievements or failures of a competitor caused by unforeseen circumstances that arise during the year such as supply assurance or raw materials issues, price changes, personnel changes, etc., or as “macro” as a sudden global economic meltdown, the institution of national trade embargoes by certain countries, foreign exchange movements, or other factors.  Thus, disclosure of such performance targets, which are the pure distillation of our strategy, would cause us significant competitive harm because it directly exposes that strategy to our competitors.  These competitors then can use this information to hone their own strategies and goals to take business away from us and to “free ride” on the information regarding our business as the market leader, the overall industry, and how to approach negotiations with customers to their advantage and to our disadvantage.  In addition, because we do not have symmetry of information about our competitors, we are further disadvantaged with respect to our interactions and negotiations with customers and pursuit of our business objectives.

As we noted in our initial Response, addressing the specific Performance Targets illustrates these points.  Performance Targets for Revenue and Gross Margin are especially valuable to our competitors because this information would allow them to understand their competitive cost and pricing position versus ours, and better understand areas where we might be vulnerable from a competitive standpoint, such as pricing pressure and in the area of profitability. To provide a more specific example: One of the most fundamental choices around competitive strategy that we, like other companies, make is whether to try to grow our share of industry demand, or maintain our share and increase our profitability.  A company tends to focus on one or the other, but not both.  An observant competitor could infer our 2009 strategy with respect to share of industry demand or profitability by observing our Fiscal Year 2009 Performance Targets (Revenue, Gross Margin, EBIT and EPS), which represent our expectations, and examining upward or downward trends for particular targets.  Further, our company strategy is generally long-lived – we, like others in our industry, do not typically change our core strategies year to year.  So competitors could also infer our fiscal 2010 and later year strategies from the fiscal 2009 and later year performance targets, and see how they evolve from the refinement or change of the performance targets from year to year.

Even more specifically, demand for our products (as embodied in our Revenue measure) is based primarily on wafer starts.  Each year industry analysts develop forecasts for wafer start growth.  If we reported our fiscal 2009 revenue growth targets, our competitors could compare our expectations for revenue growth to the wafer start growth forecasts of these industry analysts, and infer whether our 2009 strategy was to grow our share of industry demand or maintain it.  This could provide insight to enable them to develop competitive strategies in 2010 and beyond based on this information that we would not be able to match because we would not have equivalent information on our competitors.  Further, they could observe our specific fiscal 2009 profitability goals (Gross Margin, EBIT and EPS).  If they saw increasing profitability goals, they could infer that our fiscal 2009 strategy was to continue to focus on growing profitability, rather than share of industry demand.  They might conclude that we would be vulnerable to their attempts to increase their share of industry demand by lowering prices; observing our increasing profitability goals, they might accurately assess that we would be unwilling to match their lower prices.  The same arguments apply to our Free Cash Flow measure, which is closely linked to the profitability measures.  This is competitively useful information for our competitors, and thus harmful to us, even if not disclosed until fiscal year 2010 or beyond because of the long-lived nature of company strategy, as mentioned above.

Our Competitors Cannot Independently Learn About Our Strategies from Our Financials or the Marketplace

Competitors cannot independently learn about our strategies from our historical actual financial results because the actual results are influenced by a number of factors independent of our strategies from which we set our performance targets.  Also, competitors cannot independently learn about our strategies from their participation in, and observation of our tactics within, the marketplace because we do not disclose these specific strategies, encapsulated in our performance targets.  In addition, there is not perfect transparency within the marketplace.  Disclosing our performance goals would provide much greater transparency to our competitors than is available in the marketplace.

In sum, performance targets are about intentions, and there is a purity to them, since they are unadulterated by actual market and economic factors.  On the other hand, actual results are partially attributed to strategies and tactics, but also heavily impacted by factors external to the company – such as industry and economic factors, that cannot be predicted.  Disclosing performance targets would disclose our proprietary intentions, stripped bare of the “noise” embedded in actual results by external factors, and would provide more clear competitive intelligence to our competitors as to our strategies and intentions.

How our Customers and Suppliers Can Use Performance Targets to Our Detriment

With respect to our customers, we believe significant risk of competitive harm from disclosure of our performance targets also would ensue.  We sell our products into the very consolidated (and consolidating), predominantly-foreign semiconductor industry.  Several of our largest customers have clear and direct impact on our financial results.  For example, in our fiscal year 2010, our two largest customers accounted for approximately 28 percent of our revenue, and our five largest customers account for 48 percent of our revenue.  Further, these large customers are very sophisticated buyers, with significant negotiating leverage over us, and they likely understand the impact of our significant business with them on our financial results; they would take full advantage of this information on targets versus actual results.  Additionally, this threat of disclosing targets versus actual results to our customers will increase over time as our customers consolidate and there are fewer, more powerful customers observing how their substantial business with us impacts our results. As described above with respect to our competitors, a customer could compare our fiscal 2009 performance targets to our actual results, and if actual results exceeded targets, the customer could infer that it had “left money on the table”.  For example, just like a competitor, a customer could compare our fiscal 2009 performance targets to the 2009 wafer start growth forecasts and infer whether our strategy was (a) to increase profitability, or (b) increase our share of industry demand.  If the customer infers correctly that our goal in 2009 was to increase profitability, it could infer that it has more negotiating leverage over us then it might otherwise have thought.  Similarly, if the customer determined that our strategy had been to increase our share of industry demand, then the customer would infer that we should be willing to sell our products to it for lower prices than we actually sold them.  And, the customer would be emboldened to redouble its efforts in 2010 or a subsequent year to negotiate lower prices on our products that it buys from us.  Even though our strategy for fiscal 2010 is most relevant to our interactions with customers in fiscal 2010, disclosure of the fiscal 2009 targets, and thereby our strategy, would give a clear signal to customers of our strategy for fiscal 2010 and later years, due to the long-lived nature of core business strategy.  Therefore, disclosure of the fiscal 2009 targets does not lose relevance from a competitive standpoint simply through the passage of time.  Furthermore, disclosure of 2007, 2008 and 2009 targets, for example, would allow customers to infer our strategy for profitability vs. market share over time and give valuable insight into the 2010 strategy.  We already have seen examples of this from customers taking specific disclosed financial results and information and using this information in negotiations with us to incite us to provide them with better terms and lower prices.

Likewise, we are similarly concentrated with respect to our largest suppliers.  For example, our four largest suppliers of raw materials represent approximately 58 percent of our total spending on raw materials for our products.  Just as with our large customers, our large suppliers are sophisticated sellers, and they understand the impact of the significant business they do with us on our financial results.  One of our largest suppliers of raw materials would observe our performance targets if we disclosed these, and would compare these to our actual results For example, if this supplier saw our actual profitability exceeded our targets, and correctly inferred that our fiscal 2009 strategy had been to increase profitability, it would know that it had also “left money on the table” in fiscal 2009.  If the supplier correctly inferred that our 2009 strategy had been to increase our share of industry demand, suppliers would know that we would have been willing to pay higher prices for the products that we bought from them.  Like our customers, they would be emboldened to redouble their efforts to negotiate higher sales prices to us in the subsequent year (e.g., fiscal 2010). As with our customers, because our fiscal 2009 strategy specifically informs our fiscal 2010 strategy, knowledge of our fiscal 2009 performance targets, even on a historical basis, can allow suppliers to harm us competitively.  Even without disclosing our performance targets, we have encountered prior specific situations with both customers and suppliers where in fact they have used these general arguments, from our reported financial results, as attempts to exert leverage during contractual negotiations or requests for renegotiations with us; we believe that disclosure of our specific performance targets would greatly exacerbate these issues and cause us competitive harm.

We hope this letter, in conjunction with the detail previously provided in our Response, provides an adequate response to your comments.  Please do not hesitate to call me at (630) 375-5591 if we can provide any further information.

Sincerely,

/s/William S. Johnson
Chief Financial Officer

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